3
1
<SROS>NASDAQ
<REPORTING-OWNER>
  0001214140
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Barra, Inc.
  0000878483
  <IRS-NUMBER>94-2993326
</SUBJECT-COMPANY>
<PERIOD>02/11/03
3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Lukas, Wendy C.
   825 Santa Barbara Road
   Berkeley, CA  94707

2. Date of Event Requiring Statement (Month/Day/Year)
   2/11/2003

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Barra, Inc. (BARZ)

5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President, Human Resources

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 62.0000 (1)         D   Direct

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right to(2)       07/15/12  Common Stock                 11,802.6667$33.7500   D
 buy)
Non-Qualified Stock Option      (2)       01/15/13  Common Stock                 14,633.5000$29.9900   D
(right to buy)
Non-Qualified Stock Option      (2)       07/15/12  Common Stock                 8,197.3333 $33.7500   D
(right to buy)
Incentive Stock Option (right to(2)       01/15/13  Common Stock                 366.5000   $29.9900   D
 buy)

Explanation of Responses:

(1)
The 62 shares acquired by the Reporting Person is pursuant to Barra, Inc.'s Employee Stock Purchase Plan.
(2)
The option grant is pursuant to the Barra, Inc. 2000 Equity Appreciation Plan and subject to the reporting person's continuous emplo
yment at Barra, Inc.   25% of the options shall vest and become exercisable upon the first anniversary of grant and 1/36ths of the r emaining options shall vest and become exercisable in equal installments each month over the subsequent 36 months.

SIGNATURE OF REPORTING PERSON
/S/ By: Richard Steele
    For: Wendy Lukas
DATE 02/14/03